Lance A. Berry
Senior Vice President and
Chief Financial Officer
(901) 867-4607

January 17, 2012

VIA EDGAR

Mr. Kevin L. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:     Wright Medical Group, Inc.
Form 10-K for the year ended December 31, 2010
Filed February 11, 2011
File No. 0-32883

Dear Mr. Vaughn:

This letter sets forth the responses of Wright Medical Group, Inc. to the comments of the staff (the Staff) of the Securities and Exchange Commission (the Commission) in the letter dated December 22, 2011, from Kevin L. Vaughn to Mr. Robert J. Palmisano, our Chief Executive Officer. We understand that your review and comments are intended to assist us with our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We appreciate the willingness of you and David Burton, Staff Accountant, to work with us in this regard. For your convenience, we have restated your comment prior to our response.

Form 10-K for the year ended December 31, 2010
Note 17 - Segment Data, page 82

1.
We note your response to prior comment 4. You state that although your chief operating decision maker receives information regarding sales, gross margin and operating profitability by geographic location, he does not use such information to make resource allocation decisions. Please address the following:

•	Provide us with a more complete analysis of how you considered FASB ASC 280-10-50-1(b). In this regard, your response does not address whether this information is used in assessing performance.

•
In light of your assertion that your chief operating decision maker does not utilize this information in making resource allocation decisions, explain to us in greater detail the specific reasons why such information is included in the package provided to your chief operating decision maker.

•
Since information regarding results by geographic location is included in the package provided to your chief operating decision maker, it would appear that such information would inherently be considered in the decisions regarding resource allocation, whether directly or indirectly. Explain in greater detail why you believe that resource allocation decisions are made exclusive of this information that has been provided to your chief operating decision maker. Discuss how you are able to ensure that such information is not considered in making resource allocation decisions.

•
In order to provide greater insight into your resource allocation decisions, please provide us with additional information regarding how you developed your plans in regards to the September 2011 restructuring, including the information your chief operating decision maker used to evaluate the restructuring plan prior to approval.

•	In order to assist us in our evaluation of your segment disclosures, please provide us with a sample of the reporting package provided to your chief operating decision maker.

Supplemental information regarding the management structure of the Company
As of December 31, 2010, we have determined the function of the Chief Operating Decision Maker, to allocate resources and to assess the performance of the business, resides with our Chief Executive Officer (CEO). The Company is managed on a functional basis through seven functional leaders (direct reports to the CEO). Attached as Exhibit 1 is an organizational chart depicting these functional lines of responsibility. Each of these functional leaders manages global responsibilities within their functions. None of these functional leaders have responsibility for managing a geographical operating income measure; rather, each has responsibility only for managing their individual functional expenses. Further, with regard to incentive compensation, all financial objectives for these functional leaders, and other officers of the Company, are focused on consolidated results of operations.

As stated above, each of these functional leaders manages global responsibilities within their functions. Our international operations are primarily run as sales offices in Japan, Canada, Australia, and certain countries in Europe. These sales offices are locally managed, and these regional sales managers report up through our Chief Commercial Officer (who is responsible for our global sales and marketing function). There are other employees in these international locations that report through other functional leaders (for example, our director of logistics in EMEA reports up through the Global Operations function and our finance employees report up through our Chief Financial Officer). We do report an operating income measure for these international locations, which incorporates expenses associated with functions, however, the regional sales manager does not have responsibility or authority to manage or affect changes to functional operations other than sales and marketing. While these sales managers and other local employees do have a portion of their incentive compensation based on such regional operating income measures, these employees are typically at least two levels below our functional leaders.

Considerations of FASB ASC 280-10-50-1(b) and why geographic information is reviewed by CEO
We are providing, by separate copy via FedEx, an example of the Financial Reporting Package that is provided to the CEO on a monthly basis. The package is separated into the following sections: WMG Performance; US Sales & Marketing; EMEA (Europe, Middle East and Africa) Sales & Marketing; Japan, Latin America and Australia Sales & Marketing; Operations; and Appendix. The WMG Performance section (pages 1-24) is specifically reviewed with the CEO each month by our CFO. The remaining sections of the report are included as supporting information and are distributed to the respective functional leaders; however they are not reviewed and analyzed with the CEO by the CFO. The package is extensive and as part of its 99 pages, it does include consolidated financial information with a focus on functional income statement line items.

The WMG Performance section of the package does present geographical information as part of the breakdown of the functional income statement line items, e.g., sales are presented by geographic zones on pages 9 and 11; gross margin by geographic zone on page 12; sales and marketing expenses, administration and research and development expenses are presented by geographic zone on pages 13 and 14. We also report a measure of operating profitability in summary (page 17) for the following:

•	Canada in summary only

•	EMEA in summary and detailed income statements (pages 45 through 57)

•	Japan in summary and detailed income statement (page 61)

•	Latin America & Pacific Rim in summary and detailed income statement (page 62)

•	Australia in summary and detailed income statement (page 64)

•	U.S. is shown only on the summary schedule in order to reconcile the international results to consolidated results reported elsewhere in the package. The U.S. results are not reviewed with the CEO.

While a measure of operating profit is attributed to each of these locations, we do not specifically allocate certain corporate expenses. The substantial majority of these unallocated expenses are included in the U.S. operating profit measure. (Note that our U.S.-based sales accounted for 60% of total company sales in 2010.) These unallocated expenses include: (i) manufacturing variances and scrap; (ii) excess and obsolete inventory provisions; (iii) expenses associated with executive management; (iv) research, development, clinical and regulatory expenses; and (v) other global expenses such as IT management and support, finance and accounting management, and corporate legal and compliance expenses, all of which represent approximately 20% of consolidated operating expenses. Further, there are other expenses that are incurred at the local geographic level that would also be allocated, such as expenses related to sales management. As such, we have determined in our analysis of operating segments specific to FASB ASC 280-10-50-1(b) that our CEO is only able to assess each of these geographic locations in comparison to its prior year and budgeted results, and cannot necessarily make resource allocation decisions or assess performance in comparison to other geographic locations, as these measures are not comparable from geography to geography and are not a true representation of the profitability of each location. If our CEO wished to utilize this information for those purposes, we would allocate those expenses, as applicable, to/from each segment, or exclude them as shared services expenses.

As noted above, the information by geographic zone provides limited information to our CEO regarding operating performance by geographic zones as compared to prior year results and budgeted performance. Although the CEO does receive this limited financial information by geographic zones, we believe that the geographic zones do not represent a component that meets the definition of an operating segment since the business is organized and managed on a functional basis. (The majority of information included in the Financial Reporting Package is presented by function.) This is further evidenced by the absence of a U.S. detailed income statement despite the fact that our U.S. operations amount to 60% of our total business.

Resource Allocation Decisions
With regard to our annual budgeting process, our U.S.-based revenues, cost of sales and selling, general and administrative expenses are separately presented to the CEO by each functional leader. Both our Japanese and EMEA operations present their budgets with an operating income measure, however this is exclusive of R&D expenses (note that EMEA and Japan sales account for only approximately 20% and 11% of global sales, respectively). While the regional operating budgets are presented by the Chief Commercial Officer, he does not have decision-making authority over all expenses included in that budget, as local functional expenses are directed by the respective functional leader (for example, compliance personnel requirements in Europe are determined by the Chief Compliance Officer, while the expenses are included in the EMEA presentation). Global research and development expenses are presented to the CEO. After all initial budgets are presented to the CEO, a consolidated budget is prepared and the CEO determines the final resource allocation based upon the consolidated budget. Budget revision directives from the CEO are directed to the functional leaders to determine the adjustments. Note that, as stated above, with regard to incentive compensation, all financial objectives for officers of the Company are focused on consolidated results of operations, and do not reflect the operating results of geographic locations.

Significant resource allocation decisions include inventory and capital spending. Capital budgets are submitted by each function. The total capital budget is presented to the CEO with summarized functional spending. The budgets for inventory and surgical instruments (capital resource) are approved based on the estimated incremental sales associated with such.

Research and development projects, as well as business development opportunities, are managed on a centralized basis and are evaluated based on their impact to the consolidated company.

Resource allocation decisions are made exclusive of the limited geographic operating statements included in this reporting package. For example, during 2011, we determined that, due to increasing costs and declining sales growth rates, it would be necessary to remove a certain amount of expenses from our operations. At that time, we reviewed significant expenses by function to determine where savings could be found. We found that we had opportunities for cost reductions from inefficiencies in our centralized R&D operations and our European distribution network. These inefficiencies were determined based on a review of the Company's global organization chart and functional operations. In order to achieve the remaining required expense reductions we determined a headcount reduction was necessary. The Corporate Controller allocated a portion of the total cost reduction to each functional leader based on each functions' percentage of total salaries and wages. Each functional leader then determined which positions to eliminate from each department to meet their targeted cost reduction.

In conclusion, we believe that we have operated as one operating segment historically, as our CEO has managed the Company through executive management with separate and distinct global functional responsibilities. The fact that we do not operate through geographic segments is most clearly evidenced by the absence of a U.S. detailed income statement in the monthly financial reporting package given to the CEO, despite that our U.S. sales operations accounts for 60% of our business.

We wish to advise you of recent changes in the management of the Company. In September 2011, we announced that our Board of Directors had appointed Robert J. Palmisano as Chief Executive Officer. On January 9, 2012, Mr. Palmisano announced his intention to report the Company's financial results separately, based on two divisions focused on the two primary market segments in which we compete. We are currently evaluating revisions to our accounting and reporting procedures in order to report operating results by these two market segments. We therefore anticipate that we will incorporate segment reporting at some point in 2012.

We acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff Comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) we may not assert any staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our response satisfactorily addresses your comment. If you have further comments or questions or require any additional information concerning this filing or the matters discussed herein, please contact me at 901-867-4607.

Very truly yours,

Lance A. Berry
Senior Vice President and
Chief Financial Officer

cc:    Robert J. Palmisano, President and Chief Executive Officer
James A. Lightman, Senior Vice President, General Counsel and Secretary
Thomas L. McAllister, Vice President and Assistant General Counsel
Gregory E. Barnes, KPMG LLP

Exhibit 1

Organizational Chart as of December 31, 2010